SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 14D-9
        SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                      MCNEIL PACIFIC INVESTORS FUND 1972
                          (NAME OF SUBJECT COMPANY)

                             MCNEIL PARTNERS, L.P
                      (NAME OF PERSON FILING STATEMENT)

                    Units of Limited Partnership Interests
                       (TITLE OF CLASS OF SECURITIES)

                                  582566 10 5
                   (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                                Donald K. Reed
                             MCNEIL PARTNERS, L.P.
                       13760 Noel Road, Suite 700, LB70
                             Dallas, Texas  75240
                                 (214) 448-5800
         (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                              FILING STATEMENT)

                                   Copies to:

     Patrick J. Foye, Esq.                   Scott Wallace, Esq.
     SKADDEN, ARPS, SLATE, MEAGHER & FLOM    HAYNES AND BOONE, L.L.P.
     919 Third Avenue                        901 Main Street, Suite  3100
     New York, New York  10022               Dallas, Texas 75202
     (212) 735-2274                          (214) 651-5587



               This Amendment No. 1 amends and supplements the following Items of the Solicitation/Recommendation Statement on
     Schedule 14D-9 of the Partnership filed with the Securities and Exchange Commission on October 4, 1996 (the "Schedule 14D-9"). Unless otherwise indicated, all capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Schedule 14D-9.

     ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

               Items 6 (a) is hereby supplemented by adding the following:

               On October 17, 1996, Mr. McNeil purchased 260,334 Units of McNeil Real Estate Fund XXVII, L.P. at $8.00 per Unit in a privately negotiated transaction. Mr. McNeil acquired 260,334 Units with his own personal funds.

     ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

               Items 8 is hereby supplemented by adding the following:

               The trial of the California Federal Action was held on Thursday, October 17, 1996. Judge Stephen V. Wilson denied the McNeil Partnerships' requests for a permanent and preliminary injunction to enjoin High River's tender offers and granted High River's request for an order directing the McNeil Partnerships to turn over current lists of Unitholders to High River forthwith. The McNeil Partnerships had claimed that they were not required to provide the lists to High River because High River's tender offers were illegal, misleading and violative of the terms of various McNeil Partnerships' partnership agreements. Judge Wilson directed the parties to submit proposals within the next two weeks regarding the terms of a final order. In the interim, Judge Wilson requested High River to submit a separate order requiring the McNeil Partnerships to immediately provide High River with the Unitholder lists. On November 24, 1996, the McNeil Partnership delivered the Unitholder lists to High River.

     ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

               Items 9 is hereby supplemented by adding the following:

     (c)(10)        Form of Press Release issued by McNeil Partners on
                    October 17, 1996.


                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  October 30, 1996
                              MCNEIL PARTNERS, L.P.
                              General Partner of each of the Partnerships

                                 By:    McNeil Investors, Inc.
                                          General Partner

                                   By:   /s/ Donald K. Reed
                                          Donald K. Reed
                                          President


                               EXHIBIT INDEX

        Exhibit                  Description                  Page

      (C)(10)     Press Release issued by McNeil Partners
                  on October 17, 1996.


                                                        Exhibit (C)(4)

     McNEIL REAL ESTATE FUND XXVII, L.P.
     REJECTS $6.50 OFFER FROM
     UNAFFILIATED THIRD PARTY;
     REJECTED OFFER EXCEEDED
     ICAHN OFFER BY APPROXIMATELY 16%

     DALLAS, TEXAS, OCTOBER 17,1996 - McNEIL REAL ESTATE FUND XXVII, L.P. announced today that it has received an unsolicited offer to acquire all outstanding Units of the Partnership at $6.50 per Unit from an unaffiliated third party. The offer, which is not conditioned on receipt of financing or due diligence, was made by a privately held real estate company. After meeting with the offeror in Dallas and considering the $6.50 offer, the Partnership has rejected it as being inadequate.

     The Partnership said that this offer follows on the heels of an offer by Carl Icahn to buy all Units of the Partnership for $5.62 per Unit. On October 4, 1996, the Partnership determined that Mr. Icahn's offer was inadequate, not in the best interests of either the Partnership or Unitholders and strongly recommended that Unitholders reject the Icahn offer. At that time, the Partnership received the opinion of its financial advisor, Crosson Dannis, Inc. that Mr. Icahn's offer price is inadequate from a financial point of view to Unitholders. Crosson Dannis estimated that the present estimated liquidation value of the Partnership's Units was between $8.37 and $8.64 per Unit.

     The Partnership also said that the $6.50 per Unit offer confirms the Partnership's decision to reject the $5.62 Icahn tender offer.

     For more information, please contact:

     The Herman Group, Inc.
     (800)658-2007